O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

January 2, 2025

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Laura McKenzie

David Plattner

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Barington Companies Equity Partners, L.P.
Matthews International Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed December 19, 2024, by
Barington Companies Equity Partners, L.P., et al. (the “Proxy Statement”)
File No. 000-09115

Dear Ms. McKenzie and Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated December 23, 2024 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Barington Companies Equity Partners, L.P. and the other participants in its solicitation (collectively, “Barington”) and provide the following responses on Barington’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Reasons for the Solicitation, page 9

1.	We note your statement that you are "calling on the Company to declassify the Board." Please clarify in your proxy statement and future soliciting materials that declassification of the Board will not be voted upon at the Annual Meeting.

Barington acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

2.	You state on page 10 that you "estimate that more than half (approximately 53%) of these investments have gone to the Company’s lower margin, declining SGK Brand Solutions segment and only 23% to its highest margin, highest return Memorialization segment," citing generally to the Company's SEC filings. Unless these figures are directly stated in the Company's SEC filings, please specify how you reached these estimates, including an explanation of any assumptions made.

Barington acknowledges the Staff's comment and respectfully offers the below explanation as to how Barington reached the above-referenced estimates and the assumptions Barington relied upon in reaching such estimates. Notwithstanding the above, Barington hereby notifies the Staff that its initial calculations with respect to the percentages were off by approximately two percentage points, and Barington has revised the proxy statement accordingly to correct such percentages, specify which Company filings with the SEC were relied upon, and clarify that these figures are based on Barington’s calculations.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 2, 2025

The figures referenced in the Proxy Statement were derived from an analysis Barington conducted on the Company’s acquisitions from FY2007 to FY2024, as disclosed in the Company’s SEC filings. Barington’s analysis excluded any assumptions that allocated unknown acquisition expenses, relying exclusively on figures directly reported in the Company’s filings. Specifically, the Company’s acquisitions were categorized into its three reporting segments—Memorialization, Industrial Technologies, and SGK Brand Solutions—based on the descriptions and segment allocations relating to reported acquisition costs disclosed in the Company’s SEC filings, including Form 10-K filings from FY2007 to FY2023. The total acquisition costs for each segment were then aggregated to calculate the proportion of the Company’s total acquisitions attributable to each segment.

Barington respectfully refers the staff to the below calculations relied upon by Barington in reaching these estimates.

MATTHEWS INTERNATIONAL CORPORATION FY2007-2024 ACQUISITIONS
($ in Millions)
Target	Date	Cost	Source
Memorialization Segment (approximately 25%)
• Yorktowne Caskets	Jul-07	Not Disclosed	N/A
• United Memorial	Dec-09	*	Form 10-K filed on Nov-23-2010, P.26
• A.J. Distribution	Feb-10	*	Form 10-K filed on Nov-23-2010, P.26
• Reynoldsville Casket	April-10	*	Form 10-K filed on Nov-23-2010, P.26
• Newmark of Colorado	Aug-10	*	Form 10-K filed on Nov-23-2010, P.26
• Furnace Construction Cremators	FY2010	$32.3*	Form 10-K filed on Nov-22-2011, P.26
• Freeman Metal Product	Oct-10	$22.8	Form 10-K filed on Nov-23-2010, P.27
• Everlasting Granite	May-12	Not Disclosed	N/A
• Aurora Product Group	Aug-15	$211.6	Form 10-K filed on Nov-24-2015, P.28
• Star Granite & Bronze	Feb-18	$36.0	Form 10-K filed on Nov-20-2020, P.73
• Small acquisitions	FY2019	$3.1	Form 10-K filed on Nov-20-2020, P.73
• Small acquisitions	FY2020	$1.0	Form 10-K filed on Nov-20-2020, P.73
• Small acquisitions	FY2021	$13.1	Form 10-K filed on Nov-17-2023, P.73
• Eagle Granite Company	Feb-23	$18.4	Form 10-K filed on Nov-17-2023, P.72
Memorialization Segment sub-total		$338.3
*the aggregate cost for each of these acquisitions was $32.3

Industrial Technologies Segment (approximately 20%)
• Saueressing	May-08	$90.8	Form 10-K filed on Nov-23-2010, P.26
• Saueressing	Apr-11	$27.4	Form 10-K filed on Nov-22-2011, P.26
• Lightning Pick Technologies	Aug-11	Not Disclosed	N/A
• Pyramid Controls Inc.	Dec-12	$29.9	Form 10-K filed on Nov-27-2013, P.26
• Digital Design Inc.	Feb-16	$8.8	Form 10-K filed on Nov-21-2017, P.71
• Guidance Automation	Nov-16	$10.0	Form 10-K filed on Nov-21-2017, P.71
• RAF Technology	Feb-17	$8.7	Form 10-K filed on Nov-21-2017, P.71
• Compass Engineering	Nov-17	$51.9	Form 10-K filed on Nov-20-2020, P.74
• Small acquisitions	April-21	$2.5	Form 10-K filed on Nov-17-2023, P.73
• Olbrich Gmbh and R+S Automotive Gmbh	Jun-22	$44.5	Form 10-K filed on Nov-17-2023, P.72
Industrial Technologies Segment sub-total		$274.5

January 2, 2025

SKG Brand Solutions Segment (approximately 55%)
• S+T Gesellschaft fur Reprotechnik	Sep-08	Not Disclosed	N/A
• Rudolf Reproflex Gmbh	Oct-10	Not Disclosed	N/A
• Kroma Inc.	Jul-11	Not Disclosed	N/A
• Wetzel	Oct-12	$54.7	Form 10-K filed on Nov-27-2013, P.26
• Schawk	Jul-14	$616.7	Form 10-K filed on Nov-24-2015, P.28
• A+E Ungricht	Jan-17	$25.2	Form 10-K filed on Nov-21-2017, P.71
• VCG Holding	Jan-17	$10.7	Form 10-K filed on Nov-21-2017, P.71
• Equator / GJ Creative	Mar-17	$37.6	Form 10-K filed on Nov-21-2017, P.71
• Frost Converting System	Nov-18	$7.2	Form 10-K filed on Nov-20-2020, P.73
• Small acquisitions	FY2023	$1.9	Form 10-K filed on Nov-17-2023, P.72
SKG Brand Solutions Segment sub-total		$754.0

Grand total		$1,366.8

Proposal 1 - Election of Directors, page 14

3.	Refer to the following assertion on page 16: "Mr. Mitarotonda disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise accordingly.

Barington acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Voting and Proxy Procedures, page 22

4.	We note the reference to "our transfer agent" at the top of page 23. Please revise to refer to "the Company's" transfer agent.

Barington acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Votes Required for Approval, page 24

5.	We note the following disclosure on page 24: "According to the Company’s proxy statement, each of the directors to be elected at the Annual Meeting will be elected based on the plurality of the votes cast." As the Company has not yet filed its proxy statement, please ensure that this statement and all other statements of a similar nature are updated to reflect the disclosure that the Company actually makes.

Barington acknowledges the Staff’s comment and hereby confirms that it has updated such statements to reflect the disclosure from the Company’s preliminary proxy statement filed on Form PREC14A with the SEC on December 27, 2024 (accepted on December 30, 2024).

January 2, 2025

Solicitation of Proxies, page 26

6.	Please fill in the blanks in this section.

Barington acknowledges the Staff’s comment and respectfully advises the Staff that the definitive proxy statement, when filed, will not include any blanks, including in this section, and such information will be filled in once it is known.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman